# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VolitionRx Limited, CIK 0000093314
CUSIP: 928661206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1489 West Warm Springs Road, Suite 110, Henderson, Nevada (NV), 89014
Date of event which requires filing of this statement: 09/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001632108
Persons authorized to receive notices and communications: Jason A. Ozone, Lagoda Investment Management, L.P., 3 Columbus Circle, Floor 15, New York, New York (NY), 10019, (212) 309-7660

## Reporting persons
- Lagoda Investment Management, L.P. (CIK 0001632108): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,650,505; sole dispositive power 0; shared dispositive power 1,650,505; aggregate amount beneficially owned 1,650,505 (5.9% of the class)
  Comment: See Item 2 of the Schedule 13D for additional information.
- Lagoda Investment Management, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,650,505; sole dispositive power 0; shared dispositive power 1,650,505; aggregate amount beneficially owned 1,650,505 (5.9% of the class)
  Comment: See Item 2 of the Schedule 13D for additional information.
- Fatima Dickey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,650,505; sole dispositive power 0; shared dispositive power 1,650,505; aggregate amount beneficially owned 1,650,505 (5.9% of the class)
  Comment: See Item 2 of the Schedule 13D for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VolitionRx Limited
Address of issuer's principal executive offices: 1489 West Warm Springs Road, Suite 110, Henderson, Nevada (NV), 89014
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 4, 2026 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: Not amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Not amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,650,505 shares of Common Stock, consisting of (i) 1,479,450 shares of Common Stock held in the Accounts and (ii) warrants exercisable for an aggregate of 171,055 shares of Common Stock held in the Accounts. The aggregate holdings reported herein represent approximately 5.9% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 of the Securities Exchange Act based on (x) 27,903,326 shares of Common Stock outstanding as of September 14, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2026, plus (y) 171,055 shares of Common Stock issuable upon exercise of warrants deemed beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On September 16, 2026, the Investment Manager sold 1,500 shares of Common Stock in an open-market transaction at a price of $0.2855 per share.
Except as set forth above, the Reporting Persons have not effected any other transactions in the Common Stock since September 4, 2026.
Other persons with the right to receive dividends or sale proceeds: Not amended.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not amended.

## Signatures
- Lagoda Investment Management, L.P.: /s/ Jason A. Ozone, Jason A. Ozone, Chief Financial Officer & Chief Compliance Officer (09/16/2026)
- Lagoda Investment Management, LLC: /s/ Fatima Dickey, Fatima Dickey, Sole Member (09/16/2026)
- Fatima Dickey: /s/ Fatima Dickey, Fatima Dickey (09/16/2026)
Comment: Not applicable.